Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,
	2012	2011
	(in thousands, except for ratio)
Earnings
Income before income taxes	$11,859	$1,486

Additions:
Total fixed charges (see below)	19,784	18,582

Subtractions:
Interest capitalized	2,573	1,216

Earnings as adjusted	$29,070	$18,852

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$7,901	$2,884
Amortization of debt expense and accretion of convertible debt	1,147	310
Portion of rental expense representative of the interest factor	10,736	15,388

Total fixed charges	$19,784	$18,582

Ratio of earnings to fixed charges	1.47	1.01

Coverage deficiency	$—	$—